National Securities Corporation
Notes to Statement of Financial Condition
September 30, 2016

NOTE A - DESCRIPTION OF BUSINESS

National Securities Corporation, ("National" or the "Company"), a wholly owned subsidiary of National Holdings Corporation ("Parent"), was incorporated under the laws of the State of Washington. Its primary business is to provide financial services and products to the general public and to the financial community as a registered broker-dealer. The Company has offices throughout the United States with its principal office located in Seattle, Washington.

The Company is subject to regulation by, among others, the Securities and Exchange Commission, Financial Industry Regulatory Authority ("FINRA"), the Commodity Futures Trading Commission and the National Futures Association.

The Company does not hold customer funds or securities. The Company clears its transactions on a fully disclosed basis through National Financial Services, LLC ("NFS"), and COR Clearing.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

[2] Income taxes:

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance related to deferred tax assets is also recorded when it is more likely than not that some or the entire deferred amount will not be realized.

[3] Property and equipment:

Property and equipment are recorded at cost net of accumulated depreciation. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining term of the lease.

[4] Deferred clearing and marketing credits

Deferred clearing and marketing credits represent clearing fee and marketing rebates from NFS, which are being recognized pro rata as a reduction of the related expense over the term of the clearing agreement which expires in 2021. At September 30, 2016, the remaining deferred credit and marketing rebates amounted to approximately $679,000 and $317,000, respectively.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

[5]   Goodwill and other intangible assets:

Goodwill, which is not subject to amortization is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company, then an analysis will be performed to compare the implied fair value of goodwill with the carrying amount of goodwill. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over its implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis. Accounting guidance on the testing of goodwill for impairment allows entities testing goodwill for impairment the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform such two-step impairment test. The annual impairment test performed on September 30, 2016 based on a quantitative assessment did not indicate any impairment of goodwill.

Intangible assets with indefinite lives consisting of the Gilman Ciocia, Inc. ("Gilman") brand name are carried at cost, are not amortized and are subject to impairment testing on an annual basis through a comparison of the fair value of the assets to its carrying value. Based on the impairment test performed at September 30, 2016, the Company recorded an impairment charge of $530,000, which reduced the carrying value of the brand name.

Intangible assets with finite lives including non-competition agreements and customer relationships are being amortized over their estimated useful lives on a straight-line basis and are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its finite-lived intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining useful life through undiscounted estimated future cash flows. If undiscounted estimated future cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on estimated future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Estimated future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

NOTE C – SECURITIES

Securities owned and securities sold, but not yet purchased, are recorded at fair value. Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

National Securities Corporation
Notes to Statement of Financial Condition
September 30, 2016

NOTE C – SECURITIES – CONTINUED

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2   Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in   pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3   Unobservable inputs which reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

Securities are carried at fair value and classified as follows:

Securities Owned:	Fair Value	Level 1	Level 2	Level 3
Common stock	$ 27,876	$ 27,876	$ -	$ -
Restricted common stock	124,722	-	124,722	-
Total	$ 152,598	$ 27,876	$ 124,722	$ -

Certain positions in common stock were received as compensation for investment banking services. Restricted common stock may be freely traded only upon the effectiveness of a registration statement covering them or upon the satisfaction of the requirements of Rule 144, including the requisite holding period.

NOTE D – OTHER RECEIVABLES

Other receivables represent principally investment banking transactions and trailing fees due from product sponsors.

NOTE E – FORGIVABLE LOANS RECEIVABLE

From time to time, the Company may make loans, evidenced by promissory notes, primarily to newly recruited independent financial advisors as an incentive for their affiliation. The notes receivable balance is comprised of unsecured non-interest-bearing and interest-bearing loans (interest ranging up to 9%). These notes have various schedules for repayment or forgiveness based on production or retention requirements being met and mature at various dates through 2021. In the event the advisor's affiliation with the National terminates, the advisor is required to repay the unamortized balance of the note.

The Company provides an allowance for doubtful accounts on the notes based on historical collection experience and continually evaluates the receivables for collectability and possible write-offs where a loss is deemed probable. As of September 30, 2016, no allowance was considered to be required.

NOTE F – INTANGIBLES

At September 30, 2016, intangibles consisted of the following:

	Estimated Useful Life (years)	Gross Carrying Amount	Accumulated Amortization
Gilman brand name	indefinite	$ 410,000	-
Customer Relationships	10	4,300,000	1,233,000
		$ 4,710,000	$ 1,233,000

NOTE G - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which, among other things, requires the maintenance of minimum net capital. At September 30, 2016, the Company had net capital of $6,224,995 which was $5,974,995 in excess of its required net capital of $250,000.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k) (2) (ii) as it clears its customer transactions through its correspondent brokers on a fully disclosed basis.

NOTE H - INCOME TAXES

The Company is included in consolidated federal and certain combined state and local income tax returns with its Parent. For financial reporting purposes, the Company determines its income tax provision on a separate company basis. Taxes currently payable by the Company on a separate company basis, will be paid to its Parent, or reduce amounts due to its parent.

Deferred tax amounts are comprised of the following at September 30, 2016:

Deferred tax assets:	
Federal AMT credit carryforward	$ 280,000
Federal net operating loss carryforwards	530,000
Stock-based compensation	461,000
Securities	193,000
Property and equipment	68,000
Capital loss carryover	19,000
Accrued compensation	167,000
Other accruals	221,000
Total deferred tax assets	1,939,000
Deferred tax liability:	
Intangibles	(1,336,000)
Net deferred tax asset	$ 603,000

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken, which resulted in no unrecognized tax benefits as of September 30, 2016.

NOTE H - INCOME TAXES – CONTINUED

At September 30, 2016, the Company, on a separate company basis, has Federal net operating loss carryforwards of approximately $1.6 million, which expires in various years from 2021 through 2031 and Federal alternative minimum tax ("AMT") credit carryforward of approximately $280,000 which can be carried forward indefinitely and used to reduce regular tax, but not below the AMT for that future year. Due to a change in ownership of the Company's Parent in September 2016, the Federal net operating loss carry forwards will be subject to an annual limitation under section 382 of the Internal Revenue code.

NOTE I - COMMITMENTS AND CONTINGENCIES

[1]   **Operating leases:**

The Company is obligated under several non-cancelable operating lease agreements for office space, expiring in various years through 2026. Minimum lease payments are as follows:

Year Ending September 30,	Lease Commitments
2017	$375,000
2018	397,000
2019	407,000
2020	418,000
2021	342,000
Thereafter	1,770,000
	$3,709,000

[2]   **Litigation and regulatory matters:**

The Company is a defendant or respondent in various pending and threatened arbitrations, administrative proceedings and lawsuits seeking compensatory damages. Several cases have no stated alleged damages. Claim amounts are infrequently indicative of the actual amounts the Company will be liable for, if any. Further, the Company has a history of collecting amounts awarded in these types of matters from its brokers that are still affiliated, as well as from those that are no longer affiliated. Many of these claimants also seek, in addition to compensatory damages, punitive or treble damages, and all seek interest, costs and fees. These matters arise in the normal course of business. The Company intends to vigorously defend itself in these actions, and the ultimate outcome of these matters cannot be determined at this time.

Liabilities for potential losses from complaints, legal actions, government investigations and proceedings are established where management believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In making these decisions, management bases its judgments on its knowledge of the situations, consultations with legal counsel and its historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect management's estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, management cannot predict with certainty the eventual loss or range of loss related to such matters. As of September 30, 2016, the Company accrued approximately $782,000 for these matters which is included in accounts payable and other accrued expenses in the statement of financial condition. Awards ultimately paid, if any, may be covered by our errors and omissions insurance policy. While the Company will vigorously defend itself in these matters, and will assert insurance coverage and indemnification to the maximum extent possible, there can be no assurance that such matters will not have a material adverse impact on our financial position, results of operations or cash flows.

NOTE J - BENEFIT PLANS

The Company has a 401(k) profit sharing plan (the "Plan") that covers substantially all of its employees. Under the terms of the Plan, participants can elect to defer up to 25% of eligible compensation, subject to certain limitations, by making voluntary contributions to the Plan. The Company's annual contributions are made at the discretion of the Board of Directors.

NOTE K - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is engaged in trading and providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses clearing brokers to process transactions and maintain customer accounts for the Company on a fee basis. The Company permits the clearing firms to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's customers.

It is the Company's policy to review, as necessary, the credit standing of its customers and counterparties. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable. Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction, and/or (iii) charged to operations, based on the particular facts and circumstances.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses on such accounts.

NOTE L - RELATED PARTY TRANSACTIONS

The Company entered into a service agreement in January 2013 with its Parent, whereby the Parent provides the Company with insurance and benefits coverage, rent and utilities, communications services, equipment, email services, office supplies and travel costs as needed.

The Company entered into a service agreement in October 2013 (amended in February 2014) with its affiliate, Gilman, a wholly owned subsidiary of the Parent, whereby Gilman provides the Company with certain services related to its former brokerage operation, which the Parent transferred to the Company in November 2013, principally for accounting, compliance, supervision, information technology, human resources and corporate administrative support services. Additionally, rent and related utilities, advertising, recruiting, general insurance, office supplies, postage and overnight delivery and meals and entertainment may also be furnished as needed.

NOTE L - RELATED PARTY TRANSACTIONS – CONTINUED

The Company entered into a service agreement in January 2015 with its affiliate, vFinance Investments, Inc.("vFinance"), an indirect wholly owned subsidiary of the Parent, which replaced a prior service agreement entered into in January 2013 whereby vFinance provides the Company with certain services including trading compliance, operations and supervision support.

The Company entered into another service agreement in January 2015 with its affiliate, vFinance, which replaced a prior service agreement entered into in January 2013, whereby the Company provides vFinance with certain services including accounting, compliance, registrations, corporate administration, information technology and human resources support services.

In January 2015, the Company entered into an agreement with its affiliate, vFinance, whereby, as consideration for the direction of some of the Company's retail order flow to vFinance for execution, vFinance, will share its revenue with the Company equal to 40% of the net profit on such transactions.